

April 30, 2024

Chris Zolas
Chief Financial Officer
Natural Resource Partners LP
1415 Louisiana Street, Suite 3325
Houston, Texas 77002

> **Re: Natural Resource Partners LP**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed March 7, 2024**
> **File No. 001-31465**

Dear Chris Zolas:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Business and Properties, page 10

1. We note that you own a 49% non-controlling equity interest in Sisecam Wyoming LLC, the operations of which include a trona mine and soda ash refinery, and that the activity and account balances reported for this interest appear to be material to your business.

   On page 3 you explain that you have not provided certain disclosures regarding mineral property interests because you are "a royalty company" and do not have access to the information that would be necessary to support such disclosures. However, given that your accounting policy for the interest in Sisecam Wyoming LLC is predicated on having significant influence, and considering that it appears to be an indirect economic interest in the mining property, rather than a royalty, streaming, or similar right, the individual property disclosures prescribed by Item 1304 of Regulation S-K may be required.

   Please submit the revisions that you propose to address this concern. For example, it appears that you should include (i) a map showing the location of the property, being accurate to within one mile and using an easily recognizable coordinate system, (ii) the mineral resources and reserves that are attributable to your interest, and (iii) other associated details. Please refer to subparagraphs (a)(1)(i), (b)(1)(i), (d), (e) and (f) of Item 1304 of Regulation S-K for additional guidance.

Please also obtain and file a technical report summary as an exhibit to your annual report to support the disclosures as required by Item 1302(b) of Regulation S-K. Please ensure that the qualified persons involved in preparing the technical report summary include all of the information required by Item 601(b)(96) of Regulation S-K.

2. We note that you present equity in the earnings of Sisecam Wyoming LLC as revenue in your segment disclosures on page 61 and in your recent earnings release.

Please revise disclosures that present or reference the net earnings associated with your interest, including any future disclosures made when reporting earnings, as necessary to include an appropriate line caption and narratives that differentiate the measure from revenue and clearly conveys the manner of its compilation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Phil Warman